UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AURORA INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

051774107

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Douglas M. Leone

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

May 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth Fund VIII, L.P. (“GF VIII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,911,572
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,911,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,911,572
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital Global Growth Fund III – Endurance Partners, L.P. (“GGF III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,828,189
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,828,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,828,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Growth VIII Management, L.P. (“SC VIII Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,911,572, of which 11,911,572 shares are directly owned by GF VIII. The General Partner of GF VIII is SC VIII Management.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,911,572, of which 11,911,572 shares are directly owned by GF VIII. The General Partner of GF VIII is SC VIII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,911,572
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SCGGF III-Endurance Partners Management, L.P. (“SCGGF III Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,828,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), Ltd. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

35,739,761, of which 11,911,572 shares are directly owned by GF VIII and 23,828,189 shares are directly owned by GGF III. The General Partner of GF VIII is SC VIII Management. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

35,739,761, of which 11,911,572 shares are directly owned by GF VIII and 23,828,189 shares are directly owned by GGF III. The General Partner of GF VIII is SC VIII Management. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,739,761
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Roelof Botha (“RB”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management. The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by GGF III are Messrs. RB and DL.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management. The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by GGF III are Messrs. RB and DL.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,828,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Douglas Leone (“DL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management. The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by GGF III are Messrs. RB and DL.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management. The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by GGF III are Messrs. RB and DL.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,828,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Except as set forth in this Amendment No. 1 (this “Amendment”), the initial Schedule 13D (the “Original 13D”) that was filed on November 15, 2021, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

The Reporting Persons are filing this Amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increased in the number of shares of outstanding Class A Common Stock of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number of Class A Common Stock and the percentage of total outstanding Class A Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 705,013,508 shares of Class A Common Stock stated to be outstanding as of May 6, 2022, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 12, 2022. The Reporting Persons may be deemed to beneficially own an aggregate of 500,000 shares of Class A Common Stock and 35,239,761 shares of Class B Common Stock, which constitutes approximately 4.8% of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

GF VIII beneficially owns 165,000 shares of Class A Common Stock and 11,746,572 shares of Class B Common Stock, which represents approximately 1.7% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GGF III beneficially owns 335,000 shares of Class A Common Stock and 23,493,189 shares of Class B Common Stock, which represents approximately 3.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. RB and DL are the managing members of GGF III. RB and DL disclaim beneficial ownerships of all such shares except to the extent of their individual pecuniary interest therein.

SC VIII Management, as the general partner or GF VIII, beneficially owns 165,000 shares of Class A Common Stock and 11,746,572 shares of Class B Common Stock, which represents approximately 1.7% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCGGF III Management, as the general partner of GGF III, beneficially owns 335,000 shares of Class A Common Stock and 23,493,189 shares of Class B Common Stock, which represents approximately 3.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of SC VIII Management and SCGGF III Management, may be deemed to beneficially own an aggregate of 500,000 shares of Class A Common Stock and 35,185,761 shares of Class B Common Stock, which represents approximately 4.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) As of May 12, 2022, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Company’s Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 17, 2022

Sequoia Capital U.S. Growth Fund VIII, L.P.

By:	SC U.S. Growth VIII Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital Global Growth Fund III – Endurance Partners, L.P.

By:	SC GGF III – Endurance Partners Management, L.P., its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC U.S. Growth VIII Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SCGGF III – Endurance Partners Management, L.P.

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Director

Roelof Botha

By:	/s/ Roelof Botha

Douglas Leone

By:	/s/ Douglas Leone